Exhibit 99.1

BIGLARI HOLDINGS INC.
175 EAST HOUSTON STREET, SUITE 1300
SAN ANTONIO, TEXAS 78205
TELEPHONE (210) 344-3400
FAX (210) 344-3411

April 1, 2011

VIA FACSIMILE AND OVERNIGHT DELIVERY

CCA Industries, Inc.
200 Murray Hill Parkway,
East Rutherford, New Jersey 07073
Attn: Corporate Secretary

Dear Sir or Madam:

Biglari Holdings Inc. (“Biglari”) is the beneficial owner of 388,130 shares (the “Shares”) of common stock, par value $0.01 (the “Common Stock”), of CCA Industries, Inc., a Delaware corporation (the “Company”), 1,000 shares of which Biglari held of record as of the close of business on April 1, 2011.

For purposes of this letter, the term “Books and Records” means all documents and other nonverbal methods of information storage of any nature whatsoever referring or relating to the listed topic, including, but not limited to, memoranda, board minutes, telephone records, diaries, data compilations, emails and other correspondence authored by or received by any of the Company’s directors, officers or other employees.  As Biglari hereby demands, pursuant to Section 220 of the Delaware General Corporation Law (the “DGCL”), during the usual hours for business, to inspect the following books, records and documents of the Company and to make copies or extracts therefrom:

(a)           All Books and Records referring or relating to the compensation arrangements between the Company to each of Ira W. Berman and David Edell (together, the “Founders”) in effect in 2010 and 2011, including all agreements with the Founders.

(b)           All Books and Records referring or relating to the Company’s Change of Control Agreements entered into on March 15, 2011 with each of the Founders (together the “COC Agreements”).  The COC Agreements were described in the Company’s Form 8-K filed with the United States Securities and Exchange Commission on or about March 17, 2011.

(c)           All Books and Records referring or relating to the Company’s Employment Agreements entered into on March 21, 2011 (together, the “Employment Agreements”) with Dunnan Edell, Stephen A. Heit, and Drew Edell (together, the “Executives”).  The Employment Agreements were described in the Company’s Form 8-K filed with the United States Securities and Exchange Commission on or about March 21, 2011.

April 1, 2011

(d)           All Books and Records relating to the negotiation of the compensation packages awarded the Founders, the COC Agreements, and the Employment Agreements, (separately and collectively, the “Executive Compensation Agreements”) in 2010 and 2011, including, without limitation all board and committee records regarding any consideration of the Executive Compensation Agreements and any material considered by any director to determine the fairness of any of these agreements.

(e)           All Books and Records regarding any actual or potential review of the Executive Compensation Agreements by any outside consultants, including, without limitation, all material relating to the selection of any outside consultant, any engagement agreement with any outside consultant, any communications between the outside consultant and any director, and any draft or final report.

(f)           All Books and Records regarding any consulting services rendered, or to be rendered, by David Edell or Ira Berman to the Company since January 1, 2011.

(g)           All Books and Records referring or relating to the activities or operation of the Compensation Committee of the board of directors of the Company (the “Compensation Committee”), including but not limited to the appointment of the members of the Compensation Committee and actions taken by the Compensation Committee in connection with the approval of the compensation packages awarded to each of the Founders and the Executives and the approval of the Company’s entry into the COC Agreements and the Employment Agreements.

(h)           All Books and Records referring or relating to the determination by the board of directors of the Company of the independence of the Company’s directors designated as such in the Company’s public filings.

(i)           All Books and Records referring or relating to any prior, current or future relationship between, on the one hand, any of the Company’s Founders, and, on the other hand, any person who currently serves or served within the past twelve months as a member of the Board.  For the avoidance of doubt, the term “relationship” should be interpreted in the broadest sense possible, to include, but not be limited to, business, personal, professional and social interactions, contacts, or communications between the relevant persons.

April 1, 2011

(j)           Correct and complete copies of all director and officer questionnaires completed by each director and director nominee for director since January 1, 2008.

(k)           A correct and complete copy of the charter, as amended to date, of the Compensation Committee.

(l)           A correct and complete copy of the bylaws, as amended to date, of the Company.

Biglari will bear the reasonable costs incurred by the Company in connection with the production of the information demanded.

Biglari is concerned about numerous aspects of the compensation packages recently awarded by the Company to the Founders and Executives.  David Edell and Ira W. Berman were the two founding members of the Company.  A review of publicly-available information confirms that the Founders effectively control the Company through their ownership of supervoting shares.  As holders of 100% of the Company’s Class A Common Stock, the Founders are entitled to elect four of the seven members to the Company’s board of directors.  Through their control of the Board, the Founders also control the nominating process by which other directors are selected.  For example, Duncan Edell, a son of one Founder, is also a director, elected by the Class B Common Stock.  Two of the Executives, Dunnan Edell and Drew Edell, are children of David Edell.

The compensation packages of the Founders and Executives are excessive by any standard and contain numerous unconventional provisions, including substantial guaranteed payments following termination, change of control and even death.  While the Company reported that the Founders, ages 79 and 78, respectively, retired upon the expiration of their then existing employment agreements on December 31, 2010, the Founders have continued as consultants for a five-year term.  It is unclear what, if any, services the Founders are required to provide in consideration of the extraordinary payments they are to receive as consultants.  The Founders will continue to receive consideration equal to 50% of their annual base salary, bonus and other benefits that they received in 2010, or approximately $660,000 per year, making the Founders the most highly compensated individuals by the Company even in their retirement.  In addition, each Founder’s consulting fee will increase six percent per year for each successive year of the consulting term.  The Board has recently granted single trigger change of control agreements to the Founders (the “COC Agreements”).  The single trigger events include a change in the majority of the Board by shareholder action (as opposed to through nominees put forward by the incumbent Board).  Should a change of control occur for purposes of the COC Agreements during the consulting term, the Founders will no longer have to provide consulting services, but will nevertheless be entitled to a guaranteed lump sum payment equal to all consulting fees from the date of occurrence of the Change of Control through the end of the five year consulting term.

April 1, 2011

The Employment Agreements of Duncan and Drew Edell, as well as Mr. Heit, provide for extended severance benefits equal to three times the respective Executive’s annual base salary in the event he is terminated without cause and, in certain circumstances, in connection with a change of control.  As with the Founders, even in the event of the disability or death of any of the Executives, the Executives (or his estate or beneficiaries) would be entitled to receive a lump sum payment equal to the Executive’s base salary plus the value of the highest bonus earned by him in the preceding one-year period, pro-rated for the number of days served in that fiscal year.  The Employment Agreements even provide that upon non-renewal at the end of the three-year term, the Executive will receive a lump sum payment equal to three times his average base salary over the prior three years.

Taken together, the compensation paid to the Founders and Executives represented approximately 97% and 40% of the Company’s EBITDA in fiscal years ended November 2010 and 2009, respectively (in each case, EBITDA has been adjusted to reflect the compensation paid to the Founders and Executives and, with respect to 2010, to exclude the non-recurring Advertising Litigation Expense reported in the Company’s Statement of Operations for the Fiscal Year ended November 30, 2011).  Moreover, compensation paid to the Founders and Executives in fiscal 2010 and 2009 represented approximately 13% and 18%, respectively, of the $29.3 million and $21.8 million implied market capitalization of the Company’s equity securities, less cash and cash equivalents held by the Company, as of November 30, 2010 and 2009, respectively.  The recent actions of the board of directors of the Company have perpetuated these trends.  The Company reported in its Annual Report on Form 10-K with respect to the Fiscal Year ended November 30, 2010 that it will be obligated to pay more than $9.0 million dollars in the aggregate over the next five years to the Founders and Executives.

In light of the foregoing, the Company’s decision to enter into COC Agreements and Employment Agreements cannot be the product of rational or disinterested corporate decision-making, but instead appears to represent disguised dividends to control shareholders, or alternatively, an entrenchment program that renders removal of the Founder’s designees cost-prohibitive, notwithstanding their approximate 20% equity interest in the Company.  The purpose of the demand set forth above is to allow Biglari (i) to determine whether the directors of the Company have breached their fiduciary duties to the Company and its stockholders with respect to the approval of the COC Agreements and Employment Agreements and the compensation arrangements now in place between the Company and the Founders and Executives, and (ii) to evaluate the independence of the directors designated as such in the Company’s public filings, and in particular the independence of the members of the Compensation Committee.

Biglari hereby designates and authorizes Steve Wolosky and Thomas J. Fleming of Olshan Grundman Frome Rosenzweig & Wolosky LLP, and any other persons designated by them, acting singly or in any combination, to conduct the inspection and copying herein requested.  It is requested that the information identified above be made available to the designated parties by April 11, 2011.

April 1, 2011

Pursuant to Section 220 of the DGCL, you are required to respond to this demand within five business days of the date hereof.  Accordingly, please advise Mr. Wolosky at (212) 451-2333 as promptly as practicable within the requisite timeframe, when the items requested above will be made available to Biglari.  If the Company contends that this demand is incomplete or is otherwise deficient in any respect, please notify Biglari immediately in writing, with a copy to Mr. Wolosky, facsimile (212) 451-2222, setting forth the facts that the Company contends support its position and specifying any additional information believed to be required.  In the absence of such prompt notice, Biglari will assume that the Company agrees that this demand complies in all respects with the requirements of the DGCL.  Biglari reserves the right to withdraw or modify this demand at any time.

Very truly yours,

Biglari Holdings Inc.

By:	/s/ Sardar Biglari
Sardar Biglari
Chairman and Chief Executive Officer

April 1, 2011

State of Texas	)
) ss:
County of Bexar	)

SARDAR BIGLARI, being sworn, states: I executed the foregoing letter, and the information and facts stated therein regarding Biglari Holdings Inc.’s ownership and the purpose of this demand for inspection are true and correct.  Such inspection is reasonably related to Biglari Holdings Inc.’s interest as a stockholder and is not desired for a purpose which is in the interest of a business or object other than the business of CCA Industries, Inc.

Dated:  April 1, 2011

/s/ Sardar Biglari
Sardar Biglari

SWORN TO AND SUBSCRIBED

before me this 1st day of April, 2011

/s/
_________________________

NOTARY PUBLIC